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APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English) #500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F /x/    Form 40-F / /]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /    No /x/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )]

[PEACE ARCH LOGO]

December 6, 2001
FOR IMMEDIATE RELEASE

Peace Arch Entertainment Group's newest television series
SAUSAGE FACTORY, achieves high ratings on The Comedy Network

Vancouver, BC—Peace Arch Entertainment Group Inc. (AMEX: "PAE'; TSE: "PAE.A', "PAE.B') today announced that its newest television series, Sausage Factory, is receiving extremely strong ratings in only the third week since its initial airing. The show is broadcast across Canada, Mondays at 9:30pm ET/PT on The Comedy Network and is the second highest rated program in its Monday night lineup—just behind The Simpsons.

"We're thrilled with the ratings we've been receiving for Sausage Factory," says Comedy Network President and General Manager, Ed Robinson. "It is now one of The Comedy Network's top performing shows."

"We are very proud of Sausage Factory and the enthusiastic response it has been generating," noted Juliet Jones, President and Chief Executive Officer of Peace Arch Entertainment Group Inc. "It is an entertaining and highly creative show with a very talented cast, and we expect the audience to expand and the ratings to continue to grow as the season progresses. We are optimistic that Sausage Factory will appeal to audiences in other geographic markets as well."

Sausage Factory has been described as Dawson's Creek meets American Pie as the students of West Boulder High muddle through their teenaged years with mishaps and hijinks. Filmed in Vancouver, the series is produced by Peace Arch and Nelvana.

Executive Produced and Written by Danny Kallis (Taxi, Silver Spoons, Who's the Boss?), the cast includes Adam Brody as Zack, who has loved Lisa (played by Andi Eystad) since the third grade. Ted (Canadian, Adam Frost) adores his girlfriend Nancy (played by Kirsten Renton), but she's more focused on school than on him. Johnny Lewis plays Gilby, a loveable geek who masterminds clever pick-ups of women for his friends, but never gets any action himself. And Kenny Fisher is J.C., who is suave and cool and seems to attract sexy older women with a snap of his fingers.

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary television programming for worldwide markets. Headquartered in Vancouver, B.C., Peace Arch is publicly traded on the American Stock Exchange ("PAE') and on the Toronto Stock Exchange ("PAE.A' and "PAE.B'). Information on the Company's award winning television series, feature films and documentaries can be found at www.peacearch.com.

The Comedy Network is Canada's first-and-only, all-comedy, specialty cable service. Launched in 1997, The Comedy Network reaches an estimated 4.5 million viewers and offers a comprehensive array of original programming, special presentations and acclaimed acquisitions from Canada, Britain and the United States. The Comedy Network is owned by CTV Inc., Corus Entertainment Inc. and Les Films Rozon.

Nelvana, one of the world's leading animation production and distribution companies, is a division of Corus Entertainment Inc. Corus is one of Canada's leading entertainment companies with additional interests in radio, television, music production and publishing, digital music distribution and advertising sales. Through Nelvana Limited, Corus also specializes in children's publishing and consumer products. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) Exchanges. The company's website is at www.corusent.com.

Note: High-resolution photos of Sausage Factory are currently available under 'Art' at www.ctvmedia.ca/comedy.

Media inquires:	Carole Appleby, Media Relations Peace Arch Entertainment Group Inc. Tel: 604 681-9308 Email: cappleby@peacearch.com	Investor Inquiries:	R. Jerry Falkner, CFA RJ Falkner & Company Inc. Tel: 800 377-9893 or 970 349-0846 Email: jerry@rjfalkner.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)
Date: December 6, 2001	By:	/s/ JULIET JONES (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.  Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.  Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.  Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the

Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.  Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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APPENDIX 2
FORM 6-K
[PEACE ARCH LOGO]
Peace Arch Entertainment Group's newest television series SAUSAGE FACTORY, achieves high ratings on The Comedy Network
SIGNATURES
GENERAL INSTRUCTIONS